Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated July 10, 2020

Registration Statement No. 333-239312

PRESS RELEASE

Inventiva announces the pricing of its initial public offering on the Nasdaq Global Market

Daix (France), July 9, 2020 – INVENTIVA S.A. (Euronext Paris: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis (“NASH”), mucopolysaccharidoses (“MPS”) and other diseases with significant unmet medical need, announced today the pricing of its initial public offering on the Nasdaq Global Market by way of a capital increase of 7,478,261 new ordinary shares, consisting of a public offering of 7,478,261 ordinary shares in the form of American Depositary Shares (“ADSs”), each representing one ordinary share (the “Offering”). The aggregate gross proceeds amount is expected to be approximately $107.7 million, equivalent to approximately €94.9 million, before deduction of underwriting commissions and estimated expenses payable by the Company. The Offering is expected to close on July 15, 2020, subject to the satisfaction of customary closing conditions.

All the ADSs sold in the Offering will be issued by the Company. The ADSs have been approved for listing on the Nasdaq Global Market and are expected to begin trading on July 10, 2020 under the ticker symbol “IVA”. The Company's ordinary shares are listed on the regulated market of Euronext Paris under the ticker symbol “IVA”.

The ordinary shares underlying the ADSs sold in the Offering will be subject to an application for admission to trading on Euronext Paris (Compartment C) on the same trading line as the existing shares under the same ISIN code FR0013233012 and are expected to be admitted to trading on July 15, 2020.

Jefferies LLC, Stifel, Nicolaus & Company, Incorporated and Guggenheim Securities, LLC are acting as Joint Global Coordinators and bookrunners for the Offering. H.C. Wainwright & Co., LLC is acting as lead manager and Roth Capital Partners, LLC and KBC Securities USA LLC are acting as co-managers for the Offering (together, the "Underwriters").

Namsen Capital is acting as Inventiva’s capital markets advisor.

Pricing of the Offering and Discount

The offering price was set at $14.40 per ADS. The offering price per ADS corresponds to the offering price of €12.70 per ordinary share based on the July 9, 2020 exchange rate of €1.00 = $1.1342.

The public offering price per ordinary share in euros (€12.70) is equal to the weighted-average of the trading prices of the Company’s ordinary shares on Euronext Paris over the three (3) trading days prior to the formal commencement of bookbuilding for the Offering (ie. 6th, 7th and 8th July), less a discount of 2.8% and is determined by the Company pursuant to the 15th resolution of the Company's combined general shareholders' meeting held on May 28, 2020.

PRESS RELEASE

Type of Offering

The ADSs and the ordinary shares will be issued through a capital increase without shareholders’ preferential subscription rights by way of a public offering excluding offerings referred to in Article L. 411-2 1° of the French Monetary and Financial Code (Code monétaire et financier) and under the provisions of Article L.225-136 of the French Commercial Code (Code de commerce) and pursuant to the 15th and 19th resolutions of the Company's combined general shareholders' meeting held on May 28, 2020.

Option to Purchase Additional Shares

The Company has granted the Underwriters an option to purchase (the “Option”), for a 30-day period (until August 7, 2020), up to 1,121,739 additional ADSs representing 1,121,739 ordinary shares, which represents 15% of the aggregate amount of ordinary shares (including ordinary shares represented by ADSs) to be issued in the Offering, at the offering price.

Stabilization

In connection with the Offering, Jefferies LLC, acting as stabilizing manager, may over-allot the securities or effect transactions with a view to supporting, stabilizing, or maintaining the market price of the securities at a level higher than which might otherwise prevail in the open market. However, there is no assurance that the stabilizing manager will take any stabilization action and, if begun, may be ended at any time without prior notice. Any stabilization action or over-allotment shall be carried out in accordance with all applicable rules and regulations and may be undertaken on the Nasdaq Global Market.

Dilution

The 7,478,261 ordinary new shares issued in the Offering (consisting of ordinary shares represented by ADSs) will represent a dilution of approximately 19.5% of the Company's outstanding share capital on a non-diluted basis (excluding the exercise of the Option). If the Underwriters exercise in full their Option, the dilution would increase to 21.8%.

Estimated Proceeds from the Offering - Reasons of the offering - Use of proceeds - Use of proceeds

The gross proceeds of the sale of 7,478,261 ordinary shares, consisting of ordinary shares represented by ADSs, in the Offering is expected to be approximately $107.7 million (€94.9 million), assuming no exercise of the Underwriters’ Option.

The Company estimates that the net proceeds of the Offering will be approximately $97.1 million (€85.7 million), after deducting approximately $7.5 million (€6.6 million) in underwriting commissions and approximately $3.0 million (€2.6 million) in estimated offering expenses.

The Company expects to use the net proceeds from the Offering, together with existing cash and cash equivalents, as follows (assuming an exchange rate of €1.00 = $1.1342, the exchange rate on July 9, 2020):

•	Approximately $85 million (€75 million) to complete preparations for and initiate a Phase III clinical trial of lanifibranor for the treatment of patients with NASH;
•	Approximately $30 million (€26.5 million) to complete a planned Phase Ib/II clinical trial of odiparcil in a pediatric population with MPS VI, initiate a planned label Phase IIa extension study of odiparcil in patients 16 years and above with MPS VI and initiate Phase III clinical development of odiparcil as a monotherapy and in combination with enzyme replacement therapy for the treatment of adult and pediatric patients with MPS VI;

PRESS RELEASE

•	Approximately $5 million (€4.4 million) to advance development of the Company’s Hippo pathway signaling program and other pre-clinical programs; and
•	The remainder for working capital and general corporate purposes.

As of June 30, 2020, the Company had cash and cash equivalents of €52.2 million (non audited). The Company believes its cash, cash equivalents, short-term investments and non-current financial assets, together with the net proceeds of the Offering and its cash flow from operations, will be sufficient to fund its operations until the fourth quarter of 2022.

Underwriting

The Offering is subject to an underwriting agreement entered into on July 9, 2020. The underwriting agreement does not constitute a "garantie de bonne fin" within the meaning of Article L. 225-145 of the French Commercial Code (Code de commerce).

Documentation

The Company has filed a registration statement, including a prospectus, relating to these securities with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on July 9, 2020. The securities referred to in this press release will be offered only by means of a prospectus in the United States. Copies of the final prospectus relating to and describing the terms of the Offering can be obtained, when available, from Jefferies LLC, 520 Madison Avenue New York, NY 10022, or by telephone at 877-547-6340 or 877-821-7388, or by email at Prospectus_Department@Jefferies.com; Stifel, Nicolaus & Company, Incorporated, Attention: Prospectus Department, One Montgomery Street, Suite 3700, San Francisco, CA 94104 or by telephone at (415) 364-2720 or by email at syndprospectus@stifel.com; or Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, or by telephone at 212-518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

Application will be made to list the new ordinary shares to be issued pursuant to the Offering on the regulated market of Euronext in Paris pursuant to a listing prospectus subject to an approval from the French Autorité des marchés financiers (“AMF“) and comprising the 2019 Universal Registration Document (Document d'Enregistrement Universel) of the Company filed with the AMF on June 19, 2020 under number D.20-0551, which incorporates by reference the 2019 annual financial report (rapport financier annuel), as completed by an amendment to such Universal Registration Document, which will be filed with the AMF on July 10, 2020 as well as a Securities Note (Note d’opération), including a summary of the prospectus. Following the filing of the amendment to the Universal Registration Document, copies of the 2019 Universal Registration Document, as amended, will be available free of charge at the Company’s head office located at 50 rue de Dijon, 21121 Daix, France, on the Company’s website (www.inventivapharma.com) and on the website of the AMF (www.amf-france.org).

Risk factors

Investors should carefully consider the risks factors likely to affect the Company's business as described in Chapter 2 "Risk Factors" of the 2019 Universal Registration Document and its amendment and in the risk factors section of the Company’s registration statement on Form F-1 before marking an investment decision. If any of these risks are realized, the Company's business, financial condition, operating results and prospects could be materially and adversely affected. In addition, other risks, not identified or considered significant by the Company, could have the same adverse effect and investors could lose all or part of their investment.

PRESS RELEASE

Allocation of the Share Capital

The following table presents the expected allocation of the Company's share capital following the settlement and delivery of 7,478,261 new ordinary shares (consisting of ordinary shares represented by ADSs):

	Before the Offering (on a non-diluted basis)			After the Offering (on a non-diluted basis)
Shareholders	Number of shares	% share capital	% voting rights	Number of shares	% share capital	% voting rights
Frédéric Cren(1)	5 704 816(2)	18.5%	26.6%	5 704 816	14.9%	22.7%
Pierre Broqua(1)	3 882 500	12.6%	18.1%	3 882 500	10.1%	15.4%
Sub-total - Action in concert	9 587 316	31.0%	44.8%	9 587 316	25.0%	38.1%
BVF Partners L.P.	7 958 138	25.7%	18.6%	7 958 138	20.7%	15.8%
New Enterprise Associates (NEA)	4 110 367	13.3%	9.6%	5 152 033	13.4%	10.2%
Sofinnova	2 211 250	7.2%	5.2%	3 114 027	8.1%	6.2%
ISLS Consulting	111 000	0.4%	0.5%	111 000	0.3%	0.2%
Employees	430 620	1.4%	1.8%	430 620	1.1%	1.5%
Treasury Shares	14 361	0.0%	-	14 361	0.0%	-
Free Float	6 491 698	21.0%	19.6%	12 025 516	31.3%	27.7%
Total	30 914 750	100.0%	100.0%	38 393 011	100.0%	100.0%

(1)	Shareholders acting in concert under the terms of the shareholders' agreement entered into in connection with the admission of the Company's shares to the regulated market of Euronext Paris, as amended.
(2)	Including (i) 475,993 shares held jointly with his wife, Mrs Roberta Becherucci Cren, and (ii) 5,136,231 treasury shares held by Mr Fréderic Cren.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of NASH, MPS and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing two clinical candidates, as well as a deep pipeline of earlier stage programs.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. Inventiva recently announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH.

Inventiva is also developing odiparcil, a second clinical stage asset, for the treatment of patients with subtypes of MPS, a group of rare genetic disorders. A Phase I/II clinical trial in children with MPS VI is currently under preparation following the release of positive results of the Phase IIa clinical trial in adult MPS VI patients at the end of 2019.

In parallel, Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program. Furthermore, the Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases. AbbVie has started the clinical development of ABBV-157, a drug candidate for the treatment of moderate to severe psoriasis resulting from its collaboration with Inventiva. This collaboration enables Inventiva to receive milestone payments upon the achievement of pre-clinical, clinical, regulatory and commercial milestones, in addition to royalties on any approved products resulting from the collaboration.

PRESS RELEASE

The Company has a scientific team of approximately 70 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, as well as in clinical development. It also owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris.

(Euronext: IVA – ISIN: FR0013233012).

Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the proposed Offering, including: the completion, timing and size of the Offering, as well as statements regarding Inventiva’s clinical development plans, business and regulatory strategy, and anticipated future performance. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, including related to safety, progression of, and results from, its ongoing and planned clinical trials, including clinical trials for lanifibranor and odiparcil, review and approvals by regulatory authorities, such as the FDA or the EMA, of its product candidates, the success of any in-licensing or out-licensing strategies, and the Company’s continued ability to raise capital to fund its development, including as part of the proposed Offering, as well as those discussed or identified in the Company's registration statement on Form F-1 filed with the SEC and the Company’s public filings with the French Autorité des Marchés Financiers, in particular in the 2019 Universal Registration Document, for additional information in relation to such factors, risks and uncertainties.

Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements. This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in the Company in any country.

This press release has been prepared in both French and English. In the event of any differences between the two texts, the French language version shall supersede.

Disclaimers

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of ordinary shares or ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this document may, in certain jurisdiction, be restricted by local legislations. Persons who comes into possession of this document are required to inform themselves about and to observe any such potential local restrictions.

A French listing prospectus comprising (i) the 2019 Universal Registration Document filed with the AMF on June 19, 2020 (document d’enregistrement universel 2019) under number D. 20-0551, as completed by an amendment to such Universal Registration Document, which will be filed with the AMF on July 10, 2020, and (ii) a Securities Note (Note d’opération), including a summary of the prospectus, will be submitted to the approval by the AMF and will be published on the AMF’s website at www.amf-france.org. Following the filing of the amendment to the universal registration document with the AMF, copies of Company’s 2019 Universal Registration Document, as amended, will be available free of charge at the Company’s head office located at 50 rue de Dijon, 21121 Daix, France.

PRESS RELEASE

European Economic Area

In relation to each Member State of the European Economic Area (each, a ‘‘Member State’’) no offer to the public of ordinary shares and ADSs may be made in that Member State other than:

-	to any legal entity which is a ‘‘qualified investor’’ as defined in the Prospectus Regulation;
-	to fewer than 150 natural or legal persons (other than a qualified investor as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the Underwriters for any such offer; or
-	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of ordinary shares and ADSs shall require us or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the Underwriters and the Company that it is a ‘‘qualified investor’’ as defined in the Prospectus Regulation.

For the purposes of this provision, the expression an ‘‘offer to the public’’ in relation to any ordinary shares and ADSs in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares and ADSs to be offered so as to enable an investor to decide to purchase any ordinary shares and ADSs, and the expression ‘‘Prospectus Regulation’’ means Regulation (EU) 2017/1129 (as amended).

France

The ADSs and the ordinary shares have not been and will not be offered or sold to the public in the Republic of France, and no offering of this prospectus or any marketing materials relating to the ADSs and the ordinary shares may be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in the Republic of France (except for public offerings defined in Article L.411-2 1° of the French Code monétaire et financier).

The ordinary shares in the form of ADSs may only be offered or sold in France pursuant to article L. 411-1 of the French Code monétaire et financier to qualified investors (investisseurs qualifiés) (as such term is defined in Article 2(e) of Regulation (EU) n° 2017/1129 dated 14 June 2017, as amended) acting for their own account, and in accordance with articles L. 411-1, L. 411-2 and D. 411-2 to D.411-4, D.744-1 and D. 754-1 and D. 764-1 of the French Code monétaire et financier.

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

Contacts

Inventiva Frédéric Cren Chairman & CEO info@inventivapharma.com +33 3 80 44 75 00	Brunswick Group Yannick Tetzlaff / Tristan Roquet Montegon / Aude Lepreux Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284